SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

First Health Group Corp.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

None

(Cusip Number of Class of Securities)

Susan T. Smith

Vice President, Secretary
and General Counsel
First Health Group Corp.
3200 Highland Avenue
Downers Grove, Illinois 60515
Telephone: (630) 737-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Mark D. Gerstein, Esq.

Latham & Watkins LLP
233 South Wacker Drive, Suite 5800
Chicago, Illinois 60606
Telephone: (312) 876-7700

Calculation of Filing Fee

Transaction Valuation* $43,472,822

Amount of Filing Fee $5,509

*	Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 10,933,395 options at the purchase price applicable to each option. The purchase price for each option is the greater of (a) the amount by which $18.75 exceeds the exercise price of the option, if any, or (b) $1.25. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the transaction valuation.

☐	CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

 Amount Previously Paid:

 Form or Registration No.:
 Filing Party:
 Date Filed:

☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
☑	ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
☐	GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
☐	AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 1.	Summary Term Sheet.

      The information set forth in the Offer to Purchase, dated November 15, 2004 (the “Offer to Purchase”), attached hereto as Exhibit (a)(1), under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

      (a) Name and Address.

      The issuer is First Health Group Corp., a Delaware corporation (the “Company”), having its principal executive offices at 3200 Highland Avenue, Downers Grove, Illinois 60515 and its principal telephone number of (630) 737-7900.

      (b) Securities.

      The information set forth on the Cover Page of the Offer to Purchase is incorporated herein by reference.

      (c) Trading Market and Price.

      The information set forth in the Offer to Purchase under “The Offer — Market and Trading Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

      (a) Name and Address.

      The Company is the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth under “The Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

      (a) Material Terms.

      The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Questions and Answers About the Offer,” “Introduction,” “The Offer,” “The Merger” and “Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

      (b) Purchases.

      The information set forth in the Offer to Purchase under “The Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

      (e) Agreements Involving the Subject Company’s Securities.

      The information set forth in the Offer to Purchase under “The Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning our Securities” and “The Merger” is incorporated herein by reference. In addition, a preliminary proxy statement/ prospectus included as part of a Registration Statement on Form S-4, as amended or supplemented from time to time, was initially filed with the SEC on November 8, 2004 (the “Form S-4”) in connection with the merger. See “The Merger.” The Form S-4 contains a prospectus, proxy statement and other documents for the special stockholders’ meeting of First Health. The preliminary proxy statement/prospectus included in the Form S-4 is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

      (a) Purposes.

      The information set forth in the Offer to Purchase under “The Offer — Purpose of the Offer” is incorporated herein by reference.

      (b) Use of Securities Acquired.

      The information set forth in the Offer to Purchase under “The Offer — Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.

      (c) Plans.

      The information set forth in the Offer to Purchase under “Consequences to Non-Tendering Optionholders,” “The Offer — Purpose of the Offer,” “The Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities,” and “The Merger” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

      (a) Source of Funds.

      The information set forth in the Offer to Purchase under “The Offer — Source and Amount of Funds” is incorporated herein by reference.

      (b) Conditions.

      None.

      (d) Borrowed Funds.

      The Company expects to borrow funds necessary to purchase all of the outstanding options to purchase shares of First Health common stock in the offer from its existing Credit Agreement among the Company as borrower, Bank of America, N.A. as administrative agent, certain subsidiaries of the Company as guarantors and other financial institutions party thereto as lenders, dated April 23, 2002 (the “Credit Facility”), which is due to expire on April 23, 2007 and is secured by guarantees granted by the Company and certain of its subsidiaries. The Credit Facility has a five-year term and provides for interest at a Euro-dollar rate (which approximates LIBOR) plus a variable margin and a facility fee that fluctuates based on the Company’s debt rating. The Company may repay borrowings out of operating earnings or refinancings.

Item 8.	Interest in Securities of the Subject Company.

      (a) Securities Ownership.

      The information set forth in the Offer to Purchase under “The Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

      The information set forth in the preliminary proxy statement/prospectus included in the Form S-4 under “The Merger — Beneficial Ownership of First Health Common Stock” is incorporated herein by reference.

      (b) Securities Transactions.

      The information set forth in the Offer to Purchase under “The Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used.

      (a) Solicitations or Recommendations.

      The information set forth in the Offer to Purchase under “The Offer — Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

      Not applicable.

Item 11.	Additional Information.

      (a) Agreements, Regulatory Requirements and Legal Proceedings.

      The information set forth in the Offer to Purchase under “The Offer — Legal Matters and Regulatory Approvals” is incorporated herein by reference. The information set forth in the preliminary proxy statement/prospectus included on the Form S-4 under “The Merger — Interests of Certain Persons in the Merger” and the information contained in the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 15, 2004, under “Certain Relationships and Related Transactions” and “Employment Agreements” is incorporated herein by reference.

      (b) Other Material Information.

      The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a	)(1)	Offer to Purchase, dated November 15, 2004.
	(2)	Election Form.
	(3)	Letter to Option Holders.
	(4)	Form of Personnel Option Statement
	(5)	Example of Personnel Option Statement
(b	)(1)	Credit Agreement (filed with the SEC on May 14, 2002 on Form 10-Q for the period ending March 31, 2002, and incorporated herein by reference).
(d	)(1)	Preliminary proxy statement/ prospectus included as part of a Registration Statement on Form S-4, as the same may be amended and supplemented from time to time (initially filed with the SEC on November 8, 2004 and incorporated herein by reference).
	(2)	Form of change in control severance agreement by and between the Company and the following executive officers: Alton L. Dickerson, Patrick Dills, Susan T. Smith and Susan Oberling dated August 16, 2004 (filed on November 5, 2004 with the SEC on Form 10-Q for the period ending September 30, 2004, and incorporated herein by reference).
	(3)	Change in control severance agreement by and between Edward Wristen and the Company dated August 17, 2004 (filed on November 5, 2004 with the SEC on Form 10-Q for the period ending September 30, 2004, and incorporated herein by reference).
	(4)	Change in control severance agreement by and between Joseph Whitters and the Company dated August 16, 2004 (filed on November 5, 2004 with the SEC on Form 10-Q for the period ending September 30, 2004, and incorporated herein by reference).
	(5)	Form of Options Tender Agreement (filed with the SEC on Form 8-K on October 19, 2004 and incorporated herein by reference).
	(6)	Agreement and Plan of Merger (filed with the SEC on Form 8-K on October 14, 2004 and incorporated herein by reference).
	(7)	Definitive Proxy Statement (filed with the SEC on April 15, 2004 on Schedule 14A and incorporated herein by reference).
	(8)	First Amendment to the Employment Agreement dated January 1, 2001 between First Health Group Corp. and Edward L. Wristen (filed with the SEC on March 12, 2004 on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
	(9)	First Amendment to the Employment Agreement dated May 1, 1999 between First Health Group Corp. and Joseph E. Whitters (filed with the SEC on March 12, 2004 on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

(10)	Second Amendment to the Employment Agreement dated May 1, 1999 between First Health Group Corp. and Patrick G. Dills (filed with the SEC on March 12, 2004 on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
(11)	Employment Agreement dated January 1, 2002, as amended on September 17, 2002 between First Health Group Corp. and James C. Smith (filed with the SEC on March 26, 2003, on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference).
(12)	Option Agreements dated March 20, 2002 between First Health Group Corp. and Edward L. Wristen (filed with the SEC on Registration Statement on Form S-8 on August 15, 2002 and incorporated herein by reference).
(13)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Ed Wristen (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(14)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Susan T. Smith (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(15)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and A. Lee Dickerson (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(16)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Joseph E. Whitters (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(17)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Patrick G. Dills (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(18)	Option Agreement dated May 18, 1999 between First Health Group Corp. and James C. Smith (filed with the SEC on Registration Statement on Form S-8 on March 19, 2001 and incorporated herein by reference).
(19)	Option Agreement dated May 18, 1999 between First Health Group Corp. and James C. Smith (filed with the SEC on Registration Statement on Form S-8 on March 19, 2001 and incorporated herein by reference).
(20)	First Health Group Corp. 1995 Employee Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on September 20, 1995 and incorporated herein by reference).
(21)	First Health Group Corp. 1998 Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on December 15, 1998 and incorporated herein by reference).
(22)	First Health Group Corp. 1998 Directors Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on December 15, 1998 and incorporated herein by reference).
(23)	First Health Group Corp. 2000 Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on March 19, 2001 and incorporated herein by reference).
(24)	First Health Group Corp. 2001 Director’s Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on August 15, 2002 and incorporated herein by reference).
(25)	First Health Group Corp. 2001 Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on August 15, 2002 and incorporated herein by reference).
(26)	First Amended and Restated First Health Group Corp. 2001 Directors’ Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on May 19, 2004 and incorporated herein by reference).

      (g) Not applicable.

      (h) Not applicable.

Item 13.	Information Required by Schedule 13E-3.

      Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST HEALTH GROUP CORP.

SUSAN T. SMITH
Vice President, Secretary and General Counsel

Date: November 12, 2004

EXHIBIT INDEX

Exhibit
No.		Description

(a	)(1)	Offer to Purchase, dated November 15, 2004.
(a	)(2)	Election Form.
(a	)(3)	Letter to Option Holders.
(a	)(4)	Form of Personnel Option Statement
(a	)(5)	Example of Personnel Option Statement
(b	)(1)	Credit Agreement (filed with the SEC on May 14, 2002 on Form 10-Q for the period ending March 31, 2002, and incorporated herein by reference).
(d	)(1)	Preliminary proxy statement/prospectus included as part of a Registration Statement on Form S-4, as the same may be amended and supplemented from time to time (initially filed with the SEC on November 8, 2004 and incorporated herein by reference).
(d	)(2)	Form of change in control severance agreement by and between the Company and the following executive officers: Alton L. Dickerson, Patrick Dills, Susan T. Smith and Susan Oberling dated August 16, 2004 (filed on November 5, 2004 with the SEC on Form 10-Q for the period ending September 30, 2004, and incorporated herein by reference).
(d	)(3)	Change in control severance agreement by and between Edward Wristen and the Company dated August 17, 2004 (filed on November 5, 2004 with the SEC on Form 10-Q for the period ending September 30, 2004, and incorporated herein by reference).
(d	)(4)	Change in control severance agreement by and between Joseph Whitters and the Company dated August 16, 2004 (filed on November 5, 2004 with the SEC on Form 10-Q for the period ending September 30, 2004, and incorporated herein by reference).
(d	)(5)	Form of Options Tender Agreement (filed with the SEC on Form 8-K on October 19, 2004 and incorporated herein by reference).
(d	)(6)	Agreement and Plan of Merger (filed with the SEC on Form 8-K on October 14, 2004 and incorporated herein by reference).
(d	)(7)	Definitive Proxy Statement (filed with the SEC on April 15, 2004 on Schedule 14A and incorporated herein by reference).
(d	)(8)	First Amendment to the Employment Agreement dated January 1, 2001 between First Health Group Corp. and Edward L. Wristen (filed with the SEC on March 12, 2004 on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
(d	)(9)	First Amendment to the Employment Agreement dated May 1, 1999 between First Health Group Corp. and Joseph E. Whitters (filed with the SEC on March 12, 2004 on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
(d	)(10)	Second Amendment to the Employment Agreement dated May 1, 1999 between First Health Group Corp. and Patrick G. Dills (filed with the SEC on March 12, 2004 on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
(d	)(11)	Employment Agreement dated January 1, 2002, as amended on September 17, 2002 between First Health Group Corp. and James C. Smith (filed with the SEC on March 26, 2003, on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference).
(d	)(12)	Option Agreements dated March 20, 2002 between First Health Group Corp. and Edward L. Wristen (filed with the SEC on Registration Statement on Form S-8 on August 15, 2002 and incorporated herein by reference).
(d	)(13)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Ed Wristen (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(d	)(14)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Susan T. Smith (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).

Exhibit
No.		Description

(d	)(15)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and A. Lee Dickerson (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(d	)(16)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Joseph E. Whitters (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(d	)(17)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Patrick G. Dills (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(d	)(18)	Option Agreement dated May 18, 1999 between First Health Group Corp. and James C. Smith (filed with the SEC on Registration Statement on Form S-8 on March 19, 2001 and incorporated herein by reference).
(d	)(19)	Option Agreement dated May 18, 1999 between First Health Group Corp. and James C. Smith (filed with the SEC on Registration Statement on Form S-8 on March 19, 2001 and incorporated herein by reference).
(d	)(20)	First Health Group Corp. 1995 Employee Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on September 20, 1995 and incorporated herein by reference).
(d	)(21)	First Health Group Corp. 1998 Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on December 15, 1998 and incorporated herein by reference).
(d	)(22)	First Health Group Corp. 1998 Directors Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on December 15, 1998 and incorporated herein by reference).
(d	)(23)	First Health Group Corp. 2000 Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on March 19, 2001 and incorporated herein by reference).
(d	)(24)	First Health Group Corp. 2001 Director’s Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on August 15, 2002 and incorporated herein by reference).
(d	)(25)	First Health Group Corp. 2001 Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on August 15, 2002 and incorporated herein by reference).
(d	)(26)	First Amended and Restated First Health Group Corp. 2001 Directors’ Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on May 19, 2004 and incorporated herein by reference).